EXHIBIT 99.1

Precision Drilling Announces Filing of Management Information Circular and Virtual-Only Annual Meeting of Shareholders

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, March 31, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the "Company”) (TSX:PD; NYSE:PDS) announces today the filing and publication of its Management Information Circular (the “Circular”) issued in connection with the 2021 Annual Meeting of Shareholders (the “Annual Meeting”).

Management Information Circular & Virtual-Only Annual Meeting Details

Precision announces the filing of its Management Information Circular. A copy of the Circular can be downloaded from the Company’s SEDAR profile at www.sedar.com and the Company’s EDGAR profile at www.sec.gov/edgar.shtml. The Circular is also available at Precision’s website.

Precision also announces the date of its Annual Meeting for holders (the “Shareholders”) of common shares (“Common Shares”) of Precision Drilling Corporation to be held on Thursday, May 13, 2021 at 10:00 a.m. (Mountain Time). Precision considers the health, welfare and safety of our employees and the communities where we operate as a foundation of our business. Due to the novel coronavirus (“COVID-19”) and to mitigate against any health emergency risks, the Annual Meeting will be held in a virtual-only meeting format. The virtual-only meeting format will provide all Shareholders an equal opportunity to participate in the Annual Meeting regardless of their geographic location or health emergencies they may be facing as a result of COVID-19. Please see below and the Circular for details and instructions on participating and voting at the Annual Meeting.

The Annual Meeting can be accessed by logging in online at https://web.lumiagm.com/456874580. As detailed in the Circular, registered Shareholders are entitled to participate in the Annual Meeting if they held their Common Shares as of the close of business on March 24, 2021, the record date. Non-registered (beneficial) Shareholders who wish to vote at the Annual Meeting will be required to appoint themselves as proxyholder in advance of the Annual Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. Registered Shareholders and duly appointed proxyholders who participate in the Annual Meeting online will be able to listen to the Annual Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests can listen to the Annual Meeting but will not be able to communicate or vote. In all cases, Shareholders must follow the instructions set out in their applicable proxy or voting instruction forms. If you have questions regarding your ability to participate or vote at the Annual Meeting, please contact Computershare at 1-800-564-6253.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs.  Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, CPA
Director, Investor Relations & Corporate Development
403.716.4500

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com